February 22, 2017

FILED VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                             Harris Associates Investment Trust N-CSR and other filings

Dear Ms. Fettig:

This letter responds to your follow-up comments, discussed in our telephone conversation on February 17, 2017, regarding your review of the Harris Associates Investment Trust (the “Registrant”) shareholder report filing on Form N-CSR for the fiscal year ended September 30, 2016 and various other filings on behalf of its series (collectively, the “Funds”).  Please note that where changes will be made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient.  Rather, changes will be made primarily to accommodate staff requests.

Comment 1:  We were unable to tie the information in the gross expenses line of each Fund’s fee table to the Fund’s financial highlights information in our initial review.  Based on the Registrant’s response to our initial comment, we believe it would have been appropriate to include a footnote to the fee table disclosing that the expense information in the table had been restated to reflect current fees.  Please confirm you will include this footnote in the event similar circumstances occur in the future.

Response:  The Registrant confirms that it will include a restatement footnote in the event similar circumstances occur in the future.

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If you have any further comments or questions regarding this filing, please contact me at (312) 646-3600.  Thank you for your attention to this matter.

Sincerely,

/s/ John Kane

John Kane
Principal Financial Officer

111 South Wacker Drive, Suite 4600, Chicago, Illinois 60606 • 312.646.3600 • harrisassoc.com • oakmark.com